GROUPE
CLARINS

Securities and Exchange Commission
Office of International Corporate Fi[redacted]
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

07021049

RE : Clarins File N° 82-02960

February 1st, 2007

Dear Sirs,

SUPPL

Enclosed is a copy of **Clarins Group 2006 net sales** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

dlw 2/16

5/7, rue du Commandant Pilot, BP 174 • 92203 Neuilly-sur-Seine Cedex, FRANCE • Tél : +33 (0)1 47 38 12 12 • Fax : +33 (0)1 45 00 35 88
Société Anonyme à Directoire et Conseil de Surveillance au capital de 326 037 816 € • R.C. Nanterre B 775 668 155
www.clarins-finance.com

GROUPE
CLARINS

1st February 2007

2006 net sales
A satisfactory growth

Consolidated data	2006	2005	2006/2005 change	
	In € million	In € million	Reported (1)	Like-for-like (2)
Beauty	643.0	590.2	+ 8.9 %	+ 8.9 %
Perfumes	324.2	408.0	- 20.5 %	- 0.8 %
Total	**967.2**	**998.2**	**- 3.1 %**	**+ 5.5 %**

Despite the discontinued distribution of Procter & Gamble fragrances effective as of January 1, 2006 for the US subsidiary, 2006 net sales are satisfactory, 0.3% below the announced target. This like-for-like growth of 5.5% is a great achievement considering a highly competitive market notably in the perfume segment and with the concentration of retailers.

The Beauty Division posted excellent gains of 8.9%, thanks to the launches and the good performance of the existing products. The innovations like the new offers in the Super Restorative line and Extra Firming line, *Skin Difference* for ClarinsMen or *Instant Smooth Perfecting Touch* for the make-up showed the creativity and competitiveness of Clarins Research. Once more, the brand achieved a further increase in market share.

Perfume Division sales declined marginally (0.8% like-for-like basis), reflecting the lack of major launches in the period in contrast to the four initiatives undertaken in 2005. Sales of our main fragrance brands, Thierry Mugler and Azzaro performed particularly well. *Alien* and *Silver Black* fully confirmed their aim as growth drivers.

Along with a renewal of the Make-up line, other advances in 2007 will include innovations in Skin Care and several initiatives by the Perfume Division. These new products will contribute to further sales growth together with the performance of existing products.

Annual results will be released on March 15, after the French Stock Market closure.

(1) At constant exchange rates
(2) At constant exchange rates and on a comparable basis (excluding perfume distribution in the United States)

CLARINS PARIS AZZARO PARIS Thierry Mugler PARFUMS Stella Cadente

Net sales per quarter	2006	2005	2006/2005 Change	
	In € million		Reported [1]	Like-for-like [2]
1st quarter	238.3	225.1	+ 5.8 %	+ 8.6 %
2nd quarter	236.3	235.5	+ 0.4 %	+ 8.4 %
1st half	**474.6**	**460.6**	**+ 3.0 %**	**+ 8.5 %**
3rd quarter	214.7	238.1	- 9.8 %	+ 1.6 %
4th quarter	277.9	299.5	- 7.2 %	+ 3.9 %
2nd half	**492.6**	**537.6**	**- 8.4 %**	**+ 2.9 %**
Total	**967.2**	**998.2**	**- 3.1 %**	**+ 5.5 %**

Net sales by geographical area	2006	2005	2006/2005 Change	
	In € million		Reported [1]	Like-for-like [2]
Europe	615.2	589.7	+ 4.3 %	+ 4.3 %
North America	179.2	250.1	- 28.4 %	+ 6.5 %
Asia	109.3	95.7	+ 14.2 %	+ 13.8 %
Others [3]	63.5	62.7	+ 1.3 %	+ 2.5 %
Total Consolidé	**967.2**	**998.2**	**- 3.1 %**	**+ 5.5 %**

(1) At average exchange rates
(2) At constant exchange rates and on a comparable basis (excluding US perfume distribution activity)
(3) Other countries include chiefly Australia, the Middle East, Latin America and Africa

NP

Eurolist - Compartiment A

Investor Relations Department - www.clarins-finance.com
Tél. : 33 1 46 41 41 25 – Fax : 33 1 45 00 35 88 – Email : finance@clarins.com

CLARINS PARIS AZZARO PARIS Thierry Mugler Stella Cadente

END